Mail Stop 3561

June 27, 2006

Jesse E. Neyman
President and Chief Executive Officer
Zond Windsystems Management V LLC
1221 Lamar Street, Suite 1600
Houston, Texas 77010

>   **Re: Zond Windsystem Partners, Ltd. Series 85-A**
>   **Amendment No. 3 to Registration Statement on Form 10**
>   **Filed June 12, 2006**
>   **File No. 0-51874**
>   **Zond Windsystem Partners, Ltd. Series 85-B**
>   **Amendment No. 3 to Registration Statement on Form 10**
>   **Filed June 12, 2006**
>   **File No. 0-51875**
>   **Zond Windsystem Partners, Ltd. Series 85-C**
>   **Amendment No. 1 to Annual Report on Form 10-K for Fiscal Year**
>   **Ended December 31, 2005**
>   **File No. 0-51511**

Dear Mr. Neyman:

        We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Amendment No. 3 to Registration Statement on Form 10 for Series 85-A

Sale of Electric Power, page 5

1. We note your response to comment 5 in our letter dated June 12, 2006. Since it appears that you had not paid separate consideration for the assignment of the power agreement that terminated on December 31, 2005, please disclose the

business reasons for agreeing now to pay Enron Wind Systems, LLC 45% of your net operating proceeds from February 15, 2006 to the last day you deliver power under the reservation of rights agreement. Also, please disclose whether this premium is typical of your industry and whether you would have to pay this percentage if you negotiated an arms-length transaction with an unaffiliated third party. If this premium is atypical of your industry and the terms of transaction would be different in an arms-length transaction with an unaffiliated third party, please disclose the percentage of your proceeds you would pay for the assignment of the power agreement.

Item 6. Executive Compensation, page 19

2. We note your response to comment 11 in our letter dated June 12, 2006. The fact pattern in Section J.47 of our Manual of Publicly Available Telephone Interpretations, which addresses when a subsidiary does not need to provide its executive compensation that would otherwise be required under Item 402 of Regulation S-K, contemplates that both the parent and the subsidiary are Exchange Act reporting companies. It is unclear whether your parent currently reports information about the compensation of Jesse E. Neyman and Johnna D. Kokenge. If your parent is a current reporting company, please disclose its name and the filing where your readers can find the relevant compensation disclosure. If your parent is not a current reporting company, it appears that you should provide the information required by Item 402 of Regulation S-K for Jesse E. Neyman and Johnna D. Kokenge in this document.

Amendment No. 3 to Registration Statement on Form 10 for Series 85-B

3. Please revise to comply with the above comments.

Amendment No. 1 to Form 10-K for the Year Ended December 31, 2005 of Series 85-C

4. Please revise to comply with the above comments as applicable.

*   *   *   *   *

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

Jesse E. Neyman
Zond Windsystems Management V LLC
June 27, 2006
Page 3

You may contact Scott Ruggiero, Staff Accountant, at (202) 551-3331 or William Choi, Accounting Branch Chief, at (202) 551-3716 if you have questions regarding comments on the financial statements and related matters. Please contact John Fieldsend, Staff Attorney, at (202) 551-3343, David Mittelman, Legal Branch Chief, at (202) 551-3214, or me at (202) 551-3720 with any other questions.

Sincerely,

H. Christopher Owings
Assistant Director

cc: Nancy Rubin, Esq.
         Skadden, Arps, Slate, Meagher & Flom LLP
         Via Fax: (202) 661-9027